EXHIBIT 21.1

Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
Daktronics Canada, Inc.	Canada
Daktronics, GmbH	Germany
Daktronics UK, Ltd.	Great Britain
Daktronics Shanghai Ltd.	Peoples Republic of China
Daktronics France SARL	France
Daktronics Australia Pty Ltd.	Australia
Daktronics Installation, Inc.	South Dakota
Daktronics Japan, Inc.	Japan
Daktronics HK Limited	Hong Kong
Daktronics (International) Limited	Macau
Daktronics Singapore Pte. Ltd.	Singapore
Daktronics Spain S.L.	Spain
Daktronics Brazil, Ltda.	Brazil
Daktronics Belgium N.V.	Belgium
Daktronics Ireland Co. Ltd.	Ireland
Daktronics Ireland Holdings Ltd	Ireland
ADFLOW Networks, Inc.	Canada